Boyer & Ketchand
A Professional Corporation
Attorneys At Law
Nine Greenway Plaza, Suite 3100
Houston, Texas 77046-0904
(713) 871-2025
TELEFAX (713) 871-2024
Rita J. Leader	www.boyerketchand.com	rleader@boyerketchand.com

October 28, 2005

Securities and Exchange Commission
Washington D.C. 20549

Re: Flotek Industries, Inc.

Ladies and Gentlemen:

This letter accompanies the filing with the Securities and Exchange Commission of the Registration Statement on Form SB-2 of Flotek Industries, Inc. covering the sale of up to 2,618,468 shares of Common Stock by the selling shareholders described in that registration statement.

Comments or questions from the Commission’s staff on this Registration Statement should be directed to the undersigned or, in my absence, to John Boyer at (713) 871-2025.

Very truly yours,

/s/ Rita J. Leader

Rita J. Leader